| | OMB APPROVAL |
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# FORM C
## UNDER THE SECURITIES ACT OF 1933

**(Mark one.)**

■ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

**Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**


**Name of issuer:  BIGADO NETWORKS AI INC**

**Name of co-issuer:** Not applicable

**Legal status of issuer:** Corporation

**Form:**  Corporation

**Jurisdiction of Incorporation/Organization: Nevada**

**Date of organization:  April 18, 2026**

**Physical address of issuer:  6210 W Brea Blvd, Las Vegas, NV 89118**

**Website of issuer:  https://bigado.com**


**Is there a co-issuer?  No**

**If yes...:**

**Legal status of issuer:**

**Form:**

**Jurisdiction of Incorporation/Organization:**

**Date of organization:**

**Physical address of issuer:**

**Website of issuer:**

**Is there a co-issuer?**

**If yes:**

**Legal status of co-issuer:**

**Form:**

**Jurisdiction of Incorporation/Organization:**

**Date of organization:**

**Physical address of co-issuer:**

**Website of co-issuer:**

**SEC 2930 (02-25)   Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.**

**Name of intermediary through which the offering will be conducted:   PW Capital, Inc.**

**CIK number of intermediary:   To be provided by Planet Wealth / PW Capital**

**SEC file number of intermediary:   007-00429**

**CRD number, if applicable, of intermediary:**

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Planet Wealth compensation is expected to total $11,978.00 for the Wealth Navigator Experience. The payment plan provides for a $500.00 down payment, with the remaining balance of $11,478.00 payable in monthly installments of $521.72, due on the 26th of each month for 22 months, subject to the final agreement with Planet Wealth. This amount relates to platform, software tools, educational materials, live coaching, document preparation support, and offering preparation support. Planet Wealth does not guarantee any fundraising outcome, investor demand, valuation, timing, or amount of capital raised.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** None known. Planet Wealth does not currently hold any equity, debt, warrants, options, or other ownership interest in the issuer, and there is no current arrangement for Planet Wealth to acquire such an interest, other than the compensation disclosed above.

**Type of security offered:  Revenue-based debt security with warrants to purchase common stock.**

**Target number of securities to be offered:   $10,000 aggregate principal amount of revenue-based debt, plus 10,000 warrants.**

**Price (or method for determining price):   Debt securities are offered at $1.00 per $1.00 of principal investment. Investors also receive one warrant for each $1.00 invested, exercisable at $0.50 per share of common stock.**

**Target offering amount:   $10,000**

**Oversubscriptions accepted:** ■ **Yes**  ☐ **No**

**If yes, disclose how oversubscriptions will be allocated:**

☐ **Pro-rata basis**  ■ **First-come, first served basis**

☐ **Other – provide a description:**

**Maximum offering amount (if different from target offering amount): $50,000**

**Deadline to reach the target offering amount: 11/30/2026**

**Deadline to reach the maximum offering amount (if different): 11/30/2026**

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

**Current number of employees: 1**

## THE COMPANY

1. Name of issuer: BIGADO NETWORKS AI INC

## ELIGIBILITY

2. Certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Answer: YES

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Answer: NO

If yes, explain:

**DIRECTORS OF THE COMPANY**

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

| Name | Dates of Board Service | Principal Occupation | Employer | Business Experience (3 yrs) |
|---|---|---|---|---|
| James Michael Davis | April 18, 2026 – Present | Founder and Chief Executive Officer | BIGADO NETWORKS AI INC | BIGADO NETWORKS AI INC — Chief Executive Officer — April 18, 2026 – Present — Managerial |
| | | | | Bigado Networks LLC — Chief Executive Officer — July 2024 – April 2026 — Managerial |
| | | | | Uncle Budsy BBQ — Owner/Operator — April 2023 – July 2024 — Managerial |

**Additional Director Disclosures (Required for Each Director)**

Employer's principal business:


List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____

Dates of Service: _____


Position: _____

Dates of Service: _____


Position: _____

Dates of Service: _____


Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:


Employer: _____

Employer's principal business: _____

Title: _____

Dates of Service: _____

Responsibilities:

_____


Employer: _____

Employer's principal business: _____

Title: _____

Dates of Service: _____

Responsibilities:

_____


Employer: _____

Employer's principal business: _____

Title: _____

Dates of Service: _____

Responsibilities:

_____


**OFFICERS OF THE COMPANY**

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

| Name | Title | Dates of Service | Responsibility | Business Experience (3 yrs) |
|---|---|---|---|---|
| James Michael Davis | Founder and Chief Executive Officer | April 18, 2026 – Present | Mr. Davis has primary authority for executing the company's business plan, managing company resources, supervising | BIGADO NETWORKS AI INC — Chief Executive Officer — April 18, 2026 – Present — Managerial |

| | | | | |
|---|---|---|---|---|
| | | | employees, contractors, and key service providers, evaluating strategic partnerships, pursuing customer acquisition and revenue growth opportunities, participating in budgeting, capital allocation, and fundraising activities, and representing the company in external communications with investors, partners, and stakeholders. His authority is subject to the company's governing documents and applicable law, including any matters requiring stockholder, director, or other approvals. | |
| | | | | Bigado Networks LLC — Chief Executive Officer — July 2024 – April |

| | | | | 2026 — Managerial |
|---|---|---|---|---|
| | | | | Uncle Budsy BBQ — Owner/Operator — April 2023 – July 2024 — Managerial |

**Additional Officer Disclosures (Required for Each Officer)**

For each officer listed above, provide the following additional information:

**A. Positions and Offices with the Issuer (if any):**

List all positions and offices with the issuer held and the period of time in which the officer served in the position or office:

Position: _____

Dates of Service: _____

Position: _____

Dates of Service: _____

Position: _____

Dates of Service: _____

**B. Business Experience (Past Three Years):**

List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____

Dates of Service: _____

Responsibilities: _____


Employer: _____

Employer's principal business: _____

Title: _____

Dates of Service: _____

Responsibilities: _____


Employer: _____

Employer's principal business: _____

Title: _____

Dates of Service: _____

Responsibilities: _____


**PRINCIPAL SECURITY HOLDERS**

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

| Name | Class / Number | Voting Power (%) | As-of Date |
|---|---|---|---|
| James Michael Davis | 10,000,000 shares of common stock | 100% | May 14, 2026 |
| | | | |
| | | | |

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Answer: BIGADO NETWORKS AI INC is an automation and artificial intelligence company focused on helping small and midsize service businesses improve lead capture, follow-up, workflow automation, and customer engagement. The Company is developing LeadTap, a software-as-a-service platform designed to capture prospective customer information, organize and manage lead activity, automate follow-up communications, and support sales opportunity management.

Prior to the formation of BIGADO NETWORKS AI INC, the founder operated Bigado Networks LLC, under which the initial LeadTap concept, AI consulting activities, market testing, and workflow automation strategy were developed. BIGADO NETWORKS AI INC was formed on April 18, 2026 as the corporate issuer for the LeadTap business and related AI automation consulting activities.

LeadTap is intended to help businesses reduce missed leads, improve response times, maintain consistent follow-up, and manage customer engagement through a more centralized and automated system. The platform is being developed for small and midsize businesses and service-based organizations, including professional services and other regulated or workflow-intensive industries.

The Company's business plan is to commercialize LeadTap through a phased rollout that combines software subscriptions, implementation support, and AI automation consulting services.

During the initial phase, the Company plans to complete product refinement, continue technical development, test the platform with beta users, collect customer feedback, and validate the most useful lead capture, CRM, follow-up, and appointment-setting workflows. The Company expects to focus first on service-based businesses that depend on consultations, appointments, referrals, events, networking, inbound inquiries, or paid lead sources.

The Company plans to generate revenue through several related channels:

1. **LeadTap subscription revenue** from monthly or annual access to the platform, including lead capture pages, CRM workflows, automated follow-up, and related customer engagement tools.

2. **Implementation and onboarding revenue** from customers that need assistance configuring workflows, CRM pipelines, follow-up sequences, forms, booking links, integrations, or related automation tools.
3. **AI consulting and Fractional CAIO services** for businesses that need broader AI strategy, workflow automation planning, vendor selection, staff enablement, and implementation oversight.
4. **Partner, reseller, or referral relationships** with agencies, consultants, industry groups, event organizers, and other service providers that may introduce customers to LeadTap or use LeadTap as part of their own client delivery.

The Company's go-to-market plan is to acquire customers through direct founder-led outreach, warm network referrals, educational content, lead magnets, website conversion pages, webinar or event-based marketing, industry-specific messaging, and strategic partner relationships. Current marketing assets include Bigado.com, LeadTap.app, an AI Revenue Leak Assessment, and educational materials focused on lead follow-up, automation, and missed revenue opportunities.

The Company plans to use available capital to support product development, platform enhancement, beta onboarding, customer acquisition, marketing, compliance, administration, and general business operations. Near-term milestones include completing the LeadTap beta process, onboarding early users, converting qualified users into paid subscribers or implementation customers, refining pricing, improving the product based on customer feedback, and developing repeatable sales and onboarding processes.

The Company may also provide related implementation, onboarding, consulting, and support services where customers need assistance applying LeadTap, CRM automation, AI workflows, or follow-up systems to their specific business. These services are intended to support customer adoption, create early revenue, and help the Company better understand customer needs while the LeadTap platform continues to mature.

Growth will depend on successful product development, customer adoption, pricing validation, market conditions, competition, available capital, regulatory and compliance considerations, and the Company's ability to execute its sales, marketing, product, and operational plans.

**RISK FACTORS**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities**

**commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky.

Please list and explain the risk factors that apply to the issuer and this offering:

An investment in the securities offered by BIGADO NETWORKS AI INC involves a high degree of risk. Investors should carefully consider the following risk factors before making an investment decision. The risks below are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently believes are immaterial, may also impair the Company's business, operations, financial condition, or ability to repay investors.

Early-Stage Company Risk
BIGADO NETWORKS AI INC is an early-stage company with limited operating history. The Company's business model, including its transition toward LeadTap software-as-a-service revenue, may not be successful. There is no assurance that the Company will achieve or sustain profitability.

Product Development and Adoption Risk
LeadTap is under development and may require additional time, technical resources, testing, and refinement before achieving full functionality, commercial readiness, market acceptance, or meaningful revenue. There is no assurance that customers will adopt the platform.

Revenue and Cash Flow Risk
The Company's ability to operate, grow, and repay debt depends on generating sufficient revenue. If revenues are lower than expected, repayment may be delayed or impaired, and the Company may need additional capital.

Debt Repayment Structure Risk
The offered securities include revenue-based repayment features. This structure may place pressure on Company cash flow, particularly during periods of limited revenue, and may reduce the amount of cash available for product development, operations, and growth.

Limited Operating Resources
The Company has limited financial and personnel resources. Its ability to execute its business plan depends on effective use of capital, contractor and team execution, product development progress, and successful customer acquisition.

Competition Risk
The market for CRM, lead generation, AI automation, customer engagement, and workflow automation tools is highly competitive. The Company may compete with larger, better-funded companies with greater brand recognition, existing customers, and technical resources.

Dependence on Key Personnel
The Company's success depends significantly on the continued services of its founder and key technical, operational, marketing, and advisory contributors. The loss of key personnel or inability to recruit additional qualified personnel could adversely affect the Company.

Technology and Implementation Risk
LeadTap relies on software development, integrations, AI tools, workflow automation, and third-party technologies. Delays, failures, bugs, outages, security issues, or integration problems could adversely affect product delivery, customer adoption, and commercialization.

Regulatory and Compliance Risk
The Company operates in an environment affected by securities laws, privacy laws, communications regulations, platform terms, AI-related rules, and other regulatory requirements. Failure to comply with applicable requirements could adversely affect the Company.

Third-Party Platform Risk
The Company may rely on third-party software, APIs, hosting providers, CRM systems, communications platforms, payment providers, and AI tools. Changes in pricing, availability, access, performance, or terms of service could negatively affect operations.

Customer Acquisition Risk
The Company's growth depends on its ability to acquire customers cost-effectively through marketing, sales, partnerships, events, and outreach. There is no assurance that these efforts will produce paying customers or sufficient recurring revenue.

Illiquidity of Investment
The securities offered are not publicly traded and may be difficult or impossible to resell. Investors should be prepared to hold the securities for an indefinite period of time.

Warrant and Dilution Risk
The offering includes warrants, and future equity issuances or warrant exercises may dilute existing and future equity holders. Investors may experience dilution in ownership percentage and economic rights.

Uncertainty of Valuation
The warrant exercise price and offering terms may not reflect the future market value of the Company. Future valuations may be higher or lower depending on Company performance, market conditions, financing terms, and other factors.

Use of Proceeds Risk
Management has discretion over the use of proceeds, and actual use of funds may differ from current expectations based on business needs, development timelines, costs, and market conditions.

No Assurance of Return
There is no guarantee that investors will receive repayment, profits, liquidity, or any return on investment. Investors may lose all or part of their investment.

## THE OFFERING

9.  What is the purpose of this offering?

Answer: To provide working capital to support continued development and commercialization of the LeadTap software platform and ongoing operations of BIGADO NETWORKS AI INC.

10. How does the issuer intend to use the proceeds of this offering? See tables below.

**Table 10A: Offering Expenses**

| Offering Expense Item | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| (A) Legal, Compliance, and Offering Expenses (Estimated at approximately $2,500): These expenses are expected to include costs associated with conducting this Regulation | $2500 | $2500 |

| | | |
|---|---|---|
| Crowdfunding offering, including legal fees for securities compliance and document preparation, accounting or financial review services, and fees charged by the funding portal in connection with hosting and administering the offering. Additional expenses may include payment processing fees, escrow or administrative fees, technology-related costs, and limited marketing or advertising expenses related to the offering. These amounts are estimates and may be adjusted based on final costs incurred | | |
| | **Total Offering Expenses (Target):**<br><br>$2500 | **Total Offering Expenses (Max):**<br>$2500 |

**Table 10B: Use of Net Proceeds**

| Use of Net Proceeds Item | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| (A) Product Development (LeadTap platform) | $3000 | $19000 |

| | | |
|---|---|---|
| (B) Operations and Working Capital | $3000 | $19000 |
| (C) Sales and Business Development | $1500 | $9500 |
| | Total Use of Net Proceeds (Target): $7500 | Total Use of Net Proceeds (Max): $47500 |

**Table 10C: Offering Expenses and Net Proceeds Totals**

| | Target | Maximum |
|---|---|---|
| **Total Proceeds:** | $10000 | $50000 |
| **Net Proceeds:** | $7500 | $47500 |

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Answer: YES

If Yes, list the names and brief descriptions of each Testing the Waters communication or script that was used. Copies of the materials you list here (for example PDFs, screenshots, scripts, slide decks, or links/exports of the communications) should be provided to counsel and the intermediary so they can determine what must be included or attached as exhibits in connection with the Form C filing.

The issuer has not sent investor solicitation emails, LinkedIn messages, text messages, or other direct investor outreach communications as of the date of this filing. The issuer has prepared and maintained certain Testing-the-Waters materials in the Company's Google Drive folder labeled "TTW." These materials include investor-facing summaries, pitch materials, offering-page content, screenshots, and related materials used or available for review in connection with the offering. Copies of the Testing-the-Waters materials have been provided to the intermediary and counsel for review and inclusion or exhibit treatment as appropriate.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Answer: The issuer is conducting the offering through the Planet Wealth funding portal. Investors will subscribe through the portal and complete the required online investment process. Investor funds will be held in escrow by a qualified third party in accordance with Regulation Crowdfunding requirements. The offering may close once the target offering amount of **$10,000** has been met and applicable closing conditions have been satisfied. The issuer may continue to accept subscriptions up to the maximum offering amount of **$50,000**, subject to the terms of the offering and the funding portal's procedures. Upon closing, funds will be released to the issuer, net of applicable fees and expenses, and securities will be issued to investors according to the offering terms. Investors will receive confirmation through the portal, and the issuer and/or portal service providers will maintain appropriate ownership and recordkeeping records.

12. How can an investor cancel an investment commitment? If the issuer is using the intermediary's standard cancellation process, describe that process at a high level, noting that the specific mechanics and timing are governed by the intermediary and the offering terms.

> Investors may cancel investment commitments through the funding portal until 48 hours before the offering deadline. Within 48 hours of the deadline, commitments may not be cancelled unless there is a material change to the offering. If a material change occurs, investors will be notified and given the opportunity to reconfirm or cancel their investment commitment in accordance with Regulation Crowdfunding and portal procedures.

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

## CAPITAL STRUCTURE

13. Describe the terms of the securities being offered: The issuer is offering a debt security with revenue-based repayment features, together with warrants to purchase equity securities of the issuer.

14. Do the securities offered have voting rights?

    Answer (Yes/No): NO

    If Yes, specify:

15. Are there any limitations on any voting or other rights identified above?

    Answer (Yes/No): NO

    If Yes, explain the limitations:

16. How may the terms of the securities being offered be modified? The terms may be modified only with issuer approval and, where required, investor/holder consent as provided in the governing agreements. Material changes may require offering amendment, investor notice, and reconfirmation if required by applicable law or portal procedures.

### Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1)     to the issuer;

(2)     to an accredited investor;

(3)  as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

## Description of Issuer's Securities

| Class of Security | Authorized | Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| **Preferred Stock (Class 1)** | Not Applicable | Not Applicable | Not Applicable | Not Applicable |
| **Preferred Stock (Class 2)** | | | | |
| **Preferred Stock (Class 3)** | | | | |

| Common Stock | 50000000 | 10000000 | Holders of common stock are entitled to one vote per share on matters submitted to stockholders, subject to governing documents and applicable law. | Holders of common stock are entitled to one vote per share on matters submitted to stockholders, subject to governing documents and applicable law. |
|---|---|---|---|---|
| **Debt Securities** | Not Applicable | 0 | NO | None |
| **Other** | Not Applicable | Not Applicable | Not Applicable | Not Applicable |

17. Please provide any other outstanding securities or classes of securities of the issuer and describe the amount outstanding and the key rights and material terms of each such security or class:

**Table 17A: Securities/Classes Outstanding**

| Class / Security | Amount Outstanding | Key Rights / Material Terms |
|---|---|---|
| Not Applicable | Not Applicable | Not Applicable |
| | | |
| | | |

For the table below, provide any securities reserved for issuance upon exercise or conversion, including a brief description/type, the quantity or amount reserved, and any key terms (if applicable):

**Table 17B: Securities Reserved for Issuance**

| Reserved Instrument | Description/Type | Quantity/Amount Reserved | Key Terms (optional) |
|---|---|---|---|
| **Warrants:** | Yes. The Company has reserved up to 50,000 warrants for issuance in connection with this offering. Each warrant is exercisable for one share of common stock at an exercise price of $0.50 per share, subject to the final warrant agreement and offering documents. | 50000 | Warrants are expected to be exercisable at $0.50 per share, with one warrant exercisable for one share of common stock. Issuance, exercise rights, expiration, transferability, and other terms are subject to the final warrant agreement and offering documents. |
| **Options:** | No. | 0 | Not Applicable |

| Other Rights: | No | 0 | Not Applicable |
|---|---|---|---|

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

In responding to this question, describe whether any other outstanding class of security (including preferred stock, common stock, debt, SAFEs, convertible notes, options, warrants, or other rights) could materially limit, dilute, or qualify the rights of the securities being offered, including through liquidation preference or payment priority, conversion features, anti-dilution adjustments, redemption rights, dividend rights, protective provisions or veto rights, superior voting rights, preemptive rights, or other senior or preferential rights.

Answer: The securities offered may be diluted or otherwise affected by future issuances of common stock, preferred stock, SAFEs, convertible notes, warrants, options, or other securities. Warrants issued in connection with this offering may result in dilution if exercised. Future financing rounds may include securities with rights, preferences, or privileges senior to or different from those of the securities offered in this offering.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Answer: NO

If Yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Answer: The Company's principal security holder is expected to retain significant control over the Company, including the ability to influence or determine major business decisions, financing decisions, budgets, hiring, strategic direction, and corporate transactions. Investors in this offering may have limited ability to influence Company decisions and may be subject to decisions made by the principal security holder that could affect the value, rights, or priority of their securities.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Answer: The terms of this offering were determined by the Company based on its early stage of development, current product status, anticipated beta launch milestones, projected capital needs, comparable early-stage financing structures, and discussions with advisors. Because the Company is early stage and has limited operating history, the offering terms are not based on a formal third-party valuation. Future valuation may be determined by future financing rounds, revenue growth, customer traction, product development progress, market conditions, and negotiations with future investors.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

In responding to this question, describe the risks to purchasers of holding a minority position in the issuer, including that minority investors may have limited ability to influence management decisions, may be outvoted by holders of voting control, may have limited access to liquidity for resale, may experience dilution from future issuances, and may be adversely affected by corporate actions approved by controlling holders. Tailor your discussion to the issuer's actual governance, voting structure, and capital structure.

Answer: Investors in this offering will be minority security holders and may have limited or no ability to influence Company management, strategy, budgets, financing decisions, hiring, product direction, or future corporate transactions. Principal security holders and management may make decisions with which investors disagree. Future issuances of securities, debt financing, SAFEs, convertible notes, warrants, options, or other instruments may dilute investors or create rights senior to or different from the securities sold in this offering. Investors may also have limited ability to sell or transfer their securities and may not receive any return on investment.

23. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

Answer: The Company may issue additional securities, incur debt, grant options or warrants, enter into related-party transactions, sell assets, merge, reorganize, or complete other corporate transactions in the future. These actions could dilute investors, reduce the value of the securities, create securities with rights or preferences senior to those sold in this offering, or otherwise affect investor rights. Because the Company is early stage, future financing or strategic transactions may be necessary to fund operations and growth, and such transactions may be approved without minority investor consent, subject to applicable law and governing documents.

24. Describe the material terms of any indebtedness of the issuer:

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Not Applicable | Not Applicable | Not Applicable | Not Applicable | Not Applicable |
| | | | | |
| | | | | |

25. What other exempt offerings has the issuer conducted within the past three years?

| Date of Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| Not Applicable | Not Applicable | Not Applicable | Not Applicable | Not Applicable |
| | | | | |
| | | | | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

Answer: YES

If yes, for each such transaction, disclose the following:

| Person | Relationship to Issuer | Nature of Transaction / Interest | Amount / Terms |
|---|---|---|---|
| | | | |

| James Michael Davis | Founder, Chief Executive Officer, director/officer, and principal security holder of BIGADO NETWORKS AI INC. | Founder contribution and payment or advancement of limited startup expenses on behalf of the Company, including initial operating and administrative expenses. | The founder contributed $1000.00 to open and fund the Company's business bank account. The contribution is treated as founder contributed capital and is not currently documented as debt or a repayment obligation. Additional limited startup expenses may have been paid or advanced by the founder and will be documented in the Company's books and records. |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |

## FINANCIAL CONDITION

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes included as exhibits to this Form C. This discussion may include forward-looking statements that reflect current expectations but involve risks and uncertainties. Actual results and the timing of events may differ materially for the reasons described under Risk Factors and elsewhere in this Form C.

27. Does the issuer have an operating history?

Answer: YES

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Answer: The Company is an early-stage, pre-revenue business with limited operating history. Since its formation on April 18, 2026, the Company has focused primarily on continuing LeadTap product development, beta launch preparation, technical transition, compliance preparation, fundraising activities, and related AI automation consulting business development. The Company currently has limited cash resources and expects to rely on proceeds from this offering, future financing, and future revenue, if any, to fund operations. The Company anticipates using offering proceeds for product/workflow completion, beta onboarding, AI tools and platform infrastructure, sales and marketing outreach, compliance and administration, and limited operating reserve. If the Company does not raise sufficient capital or generate revenue, it may need to reduce expenses, delay product launch activities, seek additional financing, or limit operations.

## FINANCIAL INFORMATION

Financial statements and other required financial information are provided as attachments/exhibits to this Form C.

29. Include the financial information required for this offering covering the two most recently completed fiscal years (or the period(s) since inception, if shorter). The required financial statements and any related reports are provided as attachments/exhibits to this Form C.

Answer: The Company's financial statements are provided for the period from formation on April 18, 2026 through May 31, 2026. The financial statements were prepared in accordance with U.S. GAAP and include the balance sheet, income statement, statement of cash flows, and statement of changes in equity, as applicable. The financial statements are certified by the principal executive officer.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

(1)    Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)      in connection with the purchase or sale of any security?

   (ii)      involving the making of any false filing with the Commission?

   (iii)      arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

If Yes to any of the above, explain:  Not Applicable

(2)    Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)  in connection with the purchase or sale of any security?

   (ii) involving the making of any false filing with the Commission?

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

If Yes to any of the above, explain:  Not Applicable

 (3)    Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)  at the time of the filing of this offering statement bars the person from:

      (A)  association with an entity regulated by such commission, authority, agency or officer?

      (B)  engaging in the business of securities, insurance or banking?

      (C)  engaging in savings association or credit union activities?

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

If Yes to any of the above, explain: Not Applicable

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

  (ii) places limitations on the activities, functions or operations of such person?

  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain: Not Applicable

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

  (ii) Section 5 of the Securities Act?

If Yes to either of the above, explain: Not Applicable

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

If Yes, explain: Not Applicable

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

If Yes, explain: Not Applicable

(8)  Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

If Yes, explain:  Not Applicable

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**


## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

  (a) a description of the material content of such information;

  (b) a description of the format in which such disclosure is presented; and

  (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

INSTRUCTION TO QUESTION 31: If you have presented any investor-facing information in a format that cannot be fully reflected in this Form C in plain text (for example, video, audio, or other dynamic media), or if you have provided investor-facing disclosures on an offering page or similar web-based presentation, describe that information below and ensure the applicable supporting materials are provided to counsel/intermediary for inclusion as exhibits as appropriate. For video or audio, include (or provide to counsel) a transcript or a complete description of the disclosure. For offering-page or web-based disclosures, provide (or provide to counsel) screenshots or other documentation sufficient to capture the disclosure presented to investors.

Answer: The Company is not aware of any additional material investor-facing information used or planned to be used in connection with this offering that has not already been disclosed in this Form C or provided to the intermediary and counsel for review.

# ONGOING REPORTING

The issuer will file a report electronically with the U.S. Securities & Exchange Commission annually and post the report on its website, no later than: 120 days after the end of each fiscal year, unless an earlier/later date is required by the portal or applicable law. The Company's fiscal year ends March 31. The date that is 120 days after the fiscal year end is July 29, 2027. (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: https://bigado.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.